Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,
	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012
Earnings:
Net (loss) income before provision for income tax			$1,217
Add: Fixed charges - net			872

Earnings as defined	$—	$—	$2,089	$—	$—	$—

Fixed Charges:
Interest expense and amortization of debt discount and premium on all indebtedness			$393
Portion of rent representative of interest factor (1)			$479

Total fixed charges	$—	$—	$872	$—	$—	$—

Ratio of earnings to fixed charges (2)	N/A	N/A	2.4	N/A	N/A	N/A
Coverage deficiency(3)	$(50,199)	$(60,684)	N/A	$(36,255)	$(43,471)	$(24,307)

(1) Approximation of the interest factor is based upon an estimate of interest included in rental expense for the period.

(2) For purposes of computing the ratio of earnings to fixed charges, net (loss) income before provision for income tax plus fixed charges. Fixed charges include interest expense and an estimate of the interest expense within rental expense. We did not record earnings in each of the years ended December 31, 2011, 2010, 2008 and 2007. Accordingly our earnings were insufficient to cover fixed charges in such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.

(3) The deficiency of earnings is equivalent to net loss before provision for income tax.